Exhibit 12.1

Residential Capital, LLC

Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months
	Ended March 31,
	2008	2007
	(Dollars in thousands)

Net loss before adjustment for minority interest	$(820,809)	$(891,387)
Income tax (benefit) expense	(28,182)	70,641
Equity-method investee distribution	25,070	27,272
Equity-method investee earnings	(1,548)	(17,226)
Interest expense	1,170,396	1,745,184
Interest portion of rental expense	8,307	10,536

Earnings available to cover fixed charges	$353,234	$945,020

Fixed Charges:
Interest expense	$1,170,396	$1,745,184
Interest portion of rental expense	8,307	10,536

Total fixed charges	$1,178,703	$1,755,720

Ratio of earnings to fixed charges(a)	0.30	0.54

(a)	The ratio calculation indicates a less than one-to-one coverage for the three months ended March 31, 2008 and 2007. Earnings available for the three months ended March 31, 2008 and 2007, are inadequate to cover total fixed charges. The deficit amounts for both periods for the ratios were $0.8 billion.